

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2011

Steve Schram, President
Agri-Laboratories, Ltd.
20927 State Route K
St. Joseph, MO 64505

> **Re: Agri-Laboratories, Ltd.**
> **Form 1-A**
> **Filed December 29, 2010**
> **File No. 024-10288**

Dear Mr. Schram:

We have limited our review of your offering statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A Filed December 29, 2010

Signatures, page 38

1. Please amend your offering statement to provide a dated signature page that is signed on behalf of the company.

Financial Information, page F-1

2. Please amend your offering statement to provide a statement of stockholder equity for the year ended December 31, 2009. We note that Part F/S of Form 1-A requires a statement of stockholder equity for each of the two fiscal years preceding the date of the most recent balance sheet being filed.

3. Please amend your offering statement to provide GAAP compliant footnotes to the financial statements for the years ended December 31, 2009 and December 31, 2008. See Part F/S of Form 1-A.

4. We note your reference to audited financial statements for the years ended December 31, 2009 and 2008 on page F-13. Please reconcile this statement with your independent auditor's report on page F-1 that only refers to an audit of financial statements for the years ended December 31, 2008 and 2007, or revise as appropriate. We also note that your auditor's consent refers to the years ended December 31, 2009 and 2008.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of qualification of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

Please contact Shehzad Niazi at (202) 551-3121 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: Roger N. Walter
        Fax: (785) 232-998